Exhibit 4.9

EXECUTIVE EMPLOYMENT CONTRACT (the "Agreement") dated effective as of January 1, 2016 (the "Effective Date")

BETWEEN:

ALMADEN MINERALS LTD., a British Columbia company
hereinafter the "Corporation"
AND:

DUANE POLIQUIN
hereinafter the "Executive"
WHEREAS the Corporation is a mineral exploration and development company;

AND WHEREAS, pursuant to the terms of an Executive Compensation Contract dated effective as of January 29, 2013 between the Corporation and Hawk Mountain Resources Ltd. ("Hawk Mountain"), Hawk Mountain provided the services of the Executive to the Corporation;

AND WHEREAS  the Corporation and Hawk Mountain have mutually agreed to terminate the Executive Compensation Contract effective December 31, 2015;

AND WHEREAS the Corporation has agreed to employ the Executive, and the Executive has agreed to be employed by the Corporation, on the terms set forth in this Agreement, as the Executive Chairman of the Board of the Corporation;

AND WHEREAS the Corporation recognizes the valuable services that the Executive has provided to it through Hawk Mountain and is anticipated to continue to provide to it and its subsidiaries pursuant to the terms of this Agreement and believes that it is reasonable and fair to the Corporation that the Executive receive fair treatment in the event of a Change in Control (as hereinafter defined) and the directors of the Corporation have determined that it is in the best interests of the Corporation to induce the Executive to become employed by and to remain in the employ of the Corporation and its subsidiaries by indicating that in the event of a Change in Control the Executive would have certain guaranteed rights.

NOW THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1.       Term

The term of this Agreement (the "Term") shall be for 2 years commencing the Effective Date.   The Term of this Agreement shall expire at the end of the day which is the last day of the Term unless earlier terminated in accordance with the provisions of this Agreement.

2.       Renewal

The Term of this Agreement shall be extended for two additional successive terms of 24 months each  (each 24 month period being referred to as an "Extended Term"), unless written notice to terminate this Agreement is given by either party
90 days prior to the expiration of the Term or an Extended Term or unless earlier terminated in accordance with the provisions of this Agreement.

3.       Remuneration

(a)      Annual Salary

The Executive shall be entitled to receive from the Corporation remuneration in an amount of $240,000 per annum ("Base Salary") subject to all requisite withholdings and deductions as may be required under applicable law, but exclusive of any bonuses, benefits or other compensation. Payment shall be made in monthly or such other increments as may be agreed upon between the parties. The Base Salary shall be subject to annual review and increase but not reduction and shall be increased as may be agreed upon between the Executive and the Corporation. The annual reviews shalJbe conducted in the month preceding each anniversary of the commencement of the Term or an Extended Term.

(b)      Other Benefits:

(i)	Indemnity including defraying of Expenses in any Proceedings which the Executive or any heirs or other personal representatives of the Executive may be joined by reason of being or having been an officer or director of the Corporation or of an affiliate of the Corporation."Proceedings" shall include any legal proceeding or investigative action or proceeding whether current, threatened, pending or completed. "Indemnity" shall include indemnity for any judgement, penalty or fine awarded or imposed in, and amount paid in settlement of, a Proceeding. "Expenses" shall include costs, charges and expenses, including legal and other fees;

(ii)	participation in any health or other benefit plans that the Corporation now or hereafter may acquire and maintain that is comparable to those provided by the Corporation to other senior executives of the Corporation and the right to participate in any share option plan, compensation, share purchase plan, retirement or other similar plan offered by the Corporation from time to time to its senior executives and to the extent authorized by the board of directors of the Corporation; and

(iii)	reimbursement for all expenses reasonably incurred by the Executive, including entertainment, travel and other expenses incidental to the performance by the Executive of duties pursuant to the provisions of this Agreement subject always to the Executive providing to the Corporation documentation authenticating such expenses as may from time to time be reasonably required by the Corporation.

4.       Responsibilities and Duties

The Executive shall be employed and shall serve the Corporation and any subsidiaries of the Corporation, on a non-exclusive basis, in such capacity or capacities and shall perform such duties and exercise such powers pertaining to the management and operations of the Corporation and any of its subsidiaries as may from time to time be determined by the board of directors of the Corporation (the "Board of Directors") consistent with the office of the Executive. Without limiting the generality of the foregoing, the Executive shall hold the office of Executive Chairman of the Board of the Corporation.

The Executive shall:

(a)	devote reasonable time, attention and best efforts during normal business hours to the business and affairs of the Corporation; and

(b)	perform those duties that may reasonably be assigned to the Executive diligently, faithfully and to the best of the Executive's abilities and in the best interests of the Corporation; without limiting the generality of the foregoing, the Executive shall assume the responsibilities and duties described in Schedule "A".

5.       Vacation

The Executive shall be entitled to six (6) weeks vacation for each twelve month period of employment during the Term or an Extended Term. Entitled vacation or any portion thereof can, at the option of the Executive, be deferred in one year and utilized in a later year.

6.       Confidentiality

As a condition of this Agreement, all information acquired by the Executive relating to or connected with the business or corporate affairs of the Corporation shall be kept in strict confidence and shall not be disclosed to anyone other than the Board of Directors, other executive officers of the Corporation or the Corporation's professional advisors (but only on a "need  to know" basis), unless required pursuant to the securities legislation governing the Corporation or otherwise by law.

7.       Termination

This Agreement will terminate or may be terminated for anyone   of the following reasons:

(a)	voluntary, upon at least three (3) months prior written notice of termination by the Executive to the Corporation; or

(b)	without Cause, as hereinafter defined in Section 9, upon at least three (3) months prior written notice of termination by the Corporation to the Executive; or

(c)      by the Corporation for Cause; or

(d)      upon the death or disability of the Executive, as hereinafter defined in
Section 10; or

(e)      upon retirement by the Executive.

8.       Termination by the Executive Voluntarily or by the Corporation for Cause

If the Executive shall voluntarily terminate employment under this Agreement or if the employment of the Executive is terminated by the Corporation for Cause, then all compensation and benefits as theretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Executive's employment shall mean:

(a)	the repeated and demonstrated failure by the Executive to perform the Executive's material duties under this Agreement, after demand for substantial performance is delivered by the Corporation to the Executive that specifically identifies the manner in which the Corporation believes the Executive has not substantially performed the Executive's duties under this Agreement; or

(b)	the willful engagement by the Executive in misconduct which is materially injurious to the Corporation, monetarily or otherwise; or

(c)	any other willful violation by the Executive of the provisions of this Agreement; or

(d)	the Executive is convicted of a criminal offence involving fraud or dishonesty.

9.        Termination by the Corporation Without Cause

If the  Corporation shall terminate the  Executive's employment  under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Corporation shall pay the Executive in one lump sum an amount equal to two (2) times the Executive's then current Base Salary, less all statutory withholdings and deductions. All the benefits theretofore provided to the Executive shall be continued as if the Executive was still an employee of the Corporation for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a  new employer, whichever shall first occur.

10.     Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive's employment is otherwise terminated, the Corporation shall pay the Executive or the Executive's estate, an amount of compensation equal to six (6) months of the Executive's then current Base Salary and all the benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still an employee of the Corporation. If such termination is due to the Executive's Death, payment shall be made in one lump sum  to the Executive's Designate. If no Executive's Designate is named or if no named Executive's Designate survives the Executive, the entire amount shall be paid to the Executive's estate within  sixty (60) days of the Executive's death, If such termination is due to the Executive's Disability, payment shall be made in one lump sum to the Executive within sixty (60) days of the  Executive's Disability,  The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability,

11.     Termination Following Change in Control

(a)	For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

(i)	any person or any person and such person's associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the "Act"), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Corporation, whether by way of a reverse take- over, take over bid, causing the election or appointment of a majority of directors of the Corporation or otherwise in any manner whatsoever; or

(ii)	during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Corporation's shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii)	the acquisition by any person or by any person and such person's affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Corporation at the time held by such person and such person's affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Corporation.

(b)	Notwithstanding any other provisions in this Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Executive's employment (unless such termination is because of the Executive's Death or Disability, by the Corporation for Cause or by the Executive other than for "Good Reason", as defined below) the Executive shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Executive's then current Base Salary. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

(c)	For purposes of this Agreement, "Good Reason" shall mean, without the Executive's express written consent, any of the following:

(i)	the assignment to the Executive of any duties inconsistent with the status or authority of the Executive's office, or the Executive's removal from such position, or a substantial alteration in the nature or status of the Executive's authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Corporation in the Executive's Base Salary as in effect on the date hereof or as the same may have been increased from time to time, or a failure by the Corporation to increase the Executive's Base Salary as provided for herein or at a rate commensurate with that of other key executives of the Corporation;

(iii)	the relocation of the office of the Corporation where the Executive is employed at the time of the Change in Control (the "CIC Location") to a location more than fifty (50) miles away from the CIC Location, or the Corporation's requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Corporation's business to an extent substantially consistent with the Executive's business travel obligations prior to the Change in Control);

(iv)	the failure by the Corporation to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Corporation which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Corporation to provide the Executive with the number of entitled vacation days as provided in Section 5 hereof; or

(v)	the failure of the Corporation to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Corporation for which the Executive's services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Corporation immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended  Term, the Executive shall be entitled to terminate the Executive's employment for  Good Reason.

(d)	In the event the Executive is entitled to a severance payment under this Agreement, then in addition to such severance payment, the Executive shall be entitled to employment search assistance to secure other comparable employment for a period not to exceed one (1) year or until such comparable employment is found, whichever is the sooner, with fees for such assistance to be paid by the Corporation.

The Executive's right to receive the aforementioned payment and benefits  is expressly contingent upon the signing of a waiver and release satisfactory to the Corporation which releases the Corporation and its affiliates from all claims and liabilities arising out of the Executive's employment and termination and including confidentiality  provisions, which waiver  and  release   is satisfactory to   the Corporation with the respect to form, substance and timeliness.

12.     Notice

(a)	Any notice, direction or other instrument required or permitted to be given hereunder shall be in writing and shall be delivered either by personal delivery or registered mail and addressed;

in the case of the Executive,

2819 West 32nd Avenue

Vancouver, B.C. V6l 2B8

in the case of the Corporation,
Suite 310 -1385 West 8th Avenue
Vancouver, B.C. V6H 3V9

(b)	Any such notice, direction or other instrument will be deemed to have been given and received, if personally delivered, on the day it was delivered, and if by registered mail, on the third business day following the date of mailing, except in the event of disruption of the postal service in which event notice will be deemed to have been received only when actually received.

13.     Governing Law

This Agreement shall be governed by the laws of the Province of British Columbia and shall be binding upon the successors and assigns of the Corporation and the Executive. Should there be a disagreement or a dispute between the parties hereto with respect  to this Agreement or the interpretation thereof, the matter or disagreement or dispute shall be attempted to be resolved by mediation failing which, the same shall be referred to a single arbitrator pursuant to the Arbitration Act of British Columbia, and the determination of such arbitrator shall be final and binding upon the parties hereto

14.     Independent Legal Advice

The Executive represents and warrants to the Corporation and acknowledges and agrees that the Executive has had the opportunity to seek and was not prevented or discouraged by the Corporation from seeking independent legal advice with respect to the contents herein and the Executive fully understands the terms and legal effect of this Agreement.

15.     Severability

If anyone or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

16.     Only Agreement

This Agreement shall constitute the only agreement between the parties governing the employment of the Executive and shall supersede any and all prior agreements that may have existed between the parties.

17.      Successors

This Agreement is binding upon and enures to the benefit of the Corporation and its successors and the  Executive and the heirs, executors, and personal legal representatives of the Executive. The Executive may not assign, pledge or encumber the Executive's interest in this Agreement or assign any of the rights or duties of the Executive hereunder without the prior written consent of the Corporation.

IN WITNESS WHEREOF the parties have executed this Agreement at Vancouver, British Columbia as of the day and year first above written.

ALMADEN MINERALS LTD.

Per:
Authorized Signatory

	Witness	Duane Poliquin

SCHEDULE  'A'

Executive Chairman of the Board

Reports To:

The Board of Directors ("Board") of Almaden Minerals Ltd. (the "Corporation").

Function:

Provides, together with the President and CEO of the Corporation, overall leadership and vision in developing, in concert with the Board, the strategic direction of the Corporation, and in developing the tactics and business plans necessary to increase shareholder value.

Oversees the overall business to ensure strategic and  business plans are effectively implemented, the results are monitored and reported to the  Board, and financial and operational objectives are attained.
Authorities and Responsibilities: General Functions:
1.       Act as Chairman of all meetings of the Board (except meetings of the independent members of the Board).

2.       Assist the CEO in the review and implementation of all contracts and submissions.

3.       Assist the CEO in the development and implementation of concepts developed by the CEO.

4.	Supervise the Corporation's computer system including the selection and negotiation of equipment purchase or leasing of equipment, and the maintenance and operation of the Corporation's filing and technical record keeping.

5.       Assist the CEO in project management including accompanying the CEO on site visits and in data review and project planning and staff supervision and instruction on site and in the   selection of contractors for  performance of geophysical, drilling and metallurgical services.

6.       Assist the CEO and Investor Relations representatives of the Corporation in the preparation and dissemination of shareholder's communications including materials for investment and professional conferences and attending with the CEO at such conferences to interface with fund managers, brokers and other investment representatives.

7.       Generally assist the CEO in the performance of the duties assigned to the CEO by the Board.